JUSHI HOLDINGS INC.

301 Yamato Road, Suite 3250
Boca Raton, Florida 33431

August 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Jushi Holdings Inc.
Registration Statement on Form S-1
File No. 333-266287

Dear Mr. Crawford:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Jushi Holdings Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-266287), as amended, be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on August 12, 2022 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to W. Stuart Ogg of Goodwin Procter LLP at (650) 752-3295 and that such effectiveness also be confirmed in writing.

Very truly yours,

Jushi Holdings Inc.

By:	/s/ Louis Jon Barack
Name: Louis Jon Barack
Title: President and Interim Chief Financial Officer

cc:	James Cacioppo, Jushi Holdings Inc.
Tobi Lebowitz, Jushi Holdings Inc.
Sebastian Bacon, Goodwin Procter LLP
Nikki Miller, Goodwin Procter LLP